2105 City West Blvd, Suite 500

Houston, Texas 77042

January 7, 2009

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall

Mr. Timothy Levenberg

Mr. Norman Gholson

Re:	Omega Protein Corporation

Annual Report on Form 10-K filed on March 12, 2008

Definitive Proxy Statement on Schedule 14A filed on April 11, 2008

File No. 1-14003

Dear Messrs. Schwall, Levenberg and Gholson:

This letter is in response to your letter dated December 29, 2008, to Omega Protein Corporation (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K and Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”). For your convenience, each response is preceded by the Staff’s comment to which the response relates.

General

Equity Compensation Plan Information Table

1.	Comment. Confirm to us that you were not required by Item 201(d) of Regulation S-K to include the Equity Compensation Plan Information table, or revise to include the necessary tabular disclosure in the appropriate format. We note the disclosure in footnote 2 to the Director Compensation table at page 20 of your definitive proxy statement, for example.

U.S. Securities & Exchange Commission

January 7, 2009

Response. The Company was required by Item 201(d) of Regulation S-K to include the Equity Compensation Plan Information table in the Proxy Statement, but that the table was unintentionally omitted therefrom. The Company proposes to comply prospectively with the Staff’s comment in any proxy statement on Schedule 14A that the Company may file with the Commission that requires the inclusion of such table.

Schedule 14A filed April 11, 2008

Executive Compensation

Nonqualified Deferred Compensation Table

2.	Comment. Confirm to us that you were not required by Item 401(i) [sic] of Regulation S-K to include the Nonqualified Deferred Compensation table, or revise to include the necessary tabular disclosure in the appropriate format.

Response. The Company confirms that it was not required by Item 402(i) of Regulation S-K to include the Nonqualified Deferred Compensation table in the Proxy Statement because the Company does not maintain a nonqualified defined contribution or other nonqualified deferred compensation plan with the account balances referred to in the table, and that the table was omitted from the Proxy Statement pursuant to Item 402(a)(5) of Regulation S-K.

Director Compensation Table, page 20

3.	Comment. Footnote (2) to the Director Compensation Table appears to relate to stock option awards, but it does not correspond to the tabular entry that precedes it. Please revise or advise.

Response. The data for the Option Awards column of the Director Compensation Table, which relates to footnote (2) in that table, was unintentionally moved due to a printing error to the wrong column (the Non-Equity Incentive Plan Compensation column). All of the rows of the Option Awards column of the Director Compensation Table should have read $52,720. All of the rows of the Non-Equity Incentive Plan Compensation column of the Director Compensation Table should have read $0. However, all rows in the final column (Total $) showing the aggregate director compensation amounts are correct.

The Company proposes to comply prospectively with the Staff’s comment in any proxy statement on Schedule 14A that the Company may file with the Commission that requires the inclusion of such table.

Compensation Discussion and Analysis

4.	Comment. We note the following statements on page 23:

The Committee approved amendments in 2007 to the employment agreements for the CEO, Chief Financial Officer and General Counsel, which provided that change of control payments would also be made in the event of a change in control without a

U.S. Securities & Exchange Commission

January 7, 2009

termination of employment. These agreements were amended in order to comply with Section 409A of the federal tax code and the regulations promulgated thereunder.

Confirm that the changes were made because they were required for Section 409A compliance, or provide revised disclosure to discuss the actual reasons for the changes.

Response. The definition of a “separation from service” under Section 409A of the federal tax code severely limits the amount of services that an employee may provide to the Company (as an employee or on a contract or consulting basis or otherwise) after the payment of a severance payment that is subject to Section 409A on account of a separation from service. Prior to the amendment of the employment agreements, the agreements did not provide for a limit on the amount of services that the employee could continue to provide to the Company after a severance payment paid upon a termination of employment after a change in control. The amendments, which provide payment upon a change in control without a termination of employment, permit the employee to continue to provide services to the Company in any amount and for so as long as needed and also permits the severance payments to comply with Section 409A of the federal tax code.

5.	Comment. We note your discussion on page 25 of two separate groups of comparator companies that you use for benchmarking purposes. The first group, which you use for benchmarking the pay of eight officer positions, is described as “comparably sized (based on revenues) specialty food manufacturing companies.” The second group, which you use for benchmarking the pay of the CEO, CFO and General Counsel, is described as a “peer group” of companies consisting of “publicly-traded specialty food manufacturing companies.” Please revise to identify the companies in each of these two groups and to explain why you use two different groups of comparator companies.

Response. It is not possible for the Company to identify all of the companies in the first group in the Proxy Statement because the first set of market data was a proprietary research database developed by Economic Research Institute (“ERI”) that reflected the pay practices of more than 20,000 businesses. ERI does not make the underlying company specific data publicly available. The companies in the second group developed by A.G. Ferguson & Associates were: Cal-Maine Foods, Inc., Delta and Pine Land Company, Cagle’s, Inc., Maui Land & Pineapple Company, Inc., Tasty Baking Company, Nutraceutical International Corporation, Bridgford Foods Corporation, Golden Enterprises, Inc. and Cadiz Inc.

The Compensation Committee used the second group of comparator companies, which was a small universe of companies, to double check and supplement the ERI data, which was a broader universe of companies. The Compensation Committee did not use data from the second group of comparable companies to make compensation decisions only for certain specific officers; rather, data from the second group was utilized to supplement and double-check the ERI data for the three highest base salary positions.

As a result of its review of both sets of data, the Compensation Committee decided to make no increases in officer base salaries in 2007.

U.S. Securities & Exchange Commission

January 7, 2009

The Company proposes to comply prospectively with the Staff’s comment in any proxy statement on Schedule 14A that the Company may file with the Commission that requires the inclusion of such information.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (713) 940-6116 with any additional comments or questions you may have.

Very truly yours,

John D. Held. Executive Vice President, General Counsel and Secretary